United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant To Rule 13a-16 or 15d-16
                                     of the
                         Securities Exchange Act of 1934


                                For the month of


                                  December 2002


                        Valley of the Doce River Company
                 (Translation of Registrant's name into English)



                          Avenida Graca Aranha, No. 26
                      20005-900 Rio de Janeiro, RJ, Brazil
                     (Address of principal executive office)



(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                      (Check One) Form 20-F X Form 40-F
                                           ---         ---

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                          (Check One) Yes      No  X
                                          ---     ---

(If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b). 82-   .)
                                      --

This current report on Form 6-K is hereby incorporated by reference into the Registration Statement on Form F-4 of Companhia Vale do Rio Doce and Vale Overseas Limited, File No. 333-84696.

COMPANHIA
VALE DO RIO DOCE
[LOGO]                                                            Press Release


                        Companhia Paulista de Ferro Ligas
                            Shares Buyback Concluded


Rio de Janeiro, November 29, 2002 - Companhia Vale do Rio Doce (CVRD) informs that on November 26, 2002 at the Sao Paulo Stock Exchange (BOVESPA) an auction was realized to buyback outstanding shares issued by its subsidiary Companhia Paulista de Ferro Ligas (CPFL), a ferro-aloys producer. Bradesco S.A. C.T.V.M. acted as the broker for this transaction.

496,299 shares issued by CPFL were acquired at the price of R$ 15.91 per share, representing 80% of the total outstanding shares. This quantity of shares corresponds to 4.94% of CPFL total capital. The transaction totaled R$ 7,896,117.09 and the financial settlement was completed today.

Upon the formal communication by Bradesco S.A. C.T.V.M., the Brazilian Securities and Exchange Commission (CVM), within 15 (fifteen) days, will verify if all requirements were fulfilled to conduct CPFL immediate delist.

--------------------------------------------------------------------------------

                                        For further information, please contact:
   Roberto Castello Branco: roberto.castello.branco@cvrd.com.br +55-21-3814-4540
                         Andreia Reis: andreia.reis@cvrd.com.br +55-21-3814-4643
                     Barbara Geluda: barbara.geluda@cvrd.com.br +55-21-3814-4557 Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946
         Eduardo Mello Franco: eduardo.mello.franco@cvrd.com.br +55-21-3814-9849
                     Rafael Azevedo: rafael.azevedo@cvrd.com.br +55-21-3814-4700


This press release may contain statements that express management's expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD's actual results to differ from expectations reflected in forward-looking statements, please see CVRD's reports filed with the Brazilian Comissao de Valores Mobiliarios and the U.S. Securities and Exchange Commission.

                                   SIGNATURES




Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            COMPANHIA VALE DO RIO DOCE
                                                      (Registrant)


Date:  December 2, 2002

                                            By: /s/ Fabio de Oliveira Barbosa
                                                -----------------------------
                                                  Fabio de Oliveira Barbosa
                                                  Chief Financial Officer